INTEGRA RESOURCES CORP.

AND

MILLENNIAL PRECIOUS METALS CORP.

AND

TSX TRUST COMPANY

SUPPLEMENTAL WARRANT INDENTURE

As of May 4, 2023

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of May 4, 2023,

AMONG:

INTEGRA RESOURCES CORP.,

a corporation incorporated under the laws of

the Province of British Columbia

("Integra")

AND:

MILLENNIAL PRECIOUS METALS CORP.,

a corporation incorporated under the laws of

the Province of British Columbia

("Millennial")

AND:

TSX TRUST COMPANY,

a trust company existing under the laws of

Canada

(the "Warrant Agent")

WHEREAS:

A. The Warrant Agent and Millennial executed a warrant indenture (the "Warrant Indenture") dated as of June 16, 2022, providing for the issue of up to 21,562,500 common share purchase warrants (each, a "Warrant") of Millennial;

B. Integra and Millennial completed a plan of arrangement (the "Arrangement") pursuant to the Business Corporations Act (British Columbia) which resulted in each common share of Millennial being exchanged for 0.23 of a common share of Integra (each whole common share of Integra, an "Integra Share") effective on May 4, 2023;

C. Pursuant to the Arrangement, effective May 4, 2023, each Warrant will entitle the holder thereof to receive, upon exercise in accordance with the terms thereof, in lieu of the number of common shares of Millennial otherwise issuable upon exercise under the Warrant Indenture, 0.23 of an Integra Share;

D. Section 8.1(b) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth any adjustments resulting from the application of the provisions of Article 4 of the Warrant Indenture;

E. As a result of the Arrangement, Section 8.2 of the Warrant Indenture requires Integra to execute an indenture supplemental to the Warrant Indenture evidencing the assumption by Integra of the due and punctual observance and performance of all of the covenants and conditions of Millennial under the Warrant Indenture;

F. The foregoing recitals are made as representations of Millennial and Integra, and not by the Warrant Agent; and

G. The Warrant Agent has agreed to enter into this supplemental indenture (the "Supplemental Indenture") and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time.

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1. This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2. On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, "this Warrant Indenture", "this indenture", "herein", "hereby", and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3. The terms of the Warrant Indenture are hereby amended such that, upon exercise of one (1) Warrant in accordance with the terms of the Warrant Indenture, the holder of Warrants shall be entitled to receive 0.23 of an Integra Share, subject to adjustment.

4. The definition of "Common Shares" under the Warrant Indenture is hereby amended as follows: "Common Shares" means the fully paid and non-assessable common shares of Integra Resources Corp. as constituted on the date hereof, provided that in the event of any adjustment pursuant to Article 4, Common Shares will thereafter mean the common shares or other securities or property resulting from such adjustment.

5.  The definition of "Corporation" under the Warrant Indenture is hereby amended as follows: "Corporation" means Integra Resources Corp.

6. In no event shall any Warrantholder (as defined in the Warrant Indenture) be entitled to a fractional Integra Share upon exercise of any Warrants. Notwithstanding any other provision of this Supplemental Indenture, any fractional Integra Shares that Integra may otherwise be required to issue to a Warrantholder upon exercise of the Warrants in accordance of the terms hereof, shall be rounded down to the nearest whole number.

7. Paragraph 10.1 of the Warrant Indenture is hereby amended to provide that any notice to Millennial shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or faxed to the following:

Integra Resources Corp.

400 Burrard Street, Suite 1050

Vancouver, British Columbia V6C 3A6

Attention: Andrée St-Germain

Email:  [Redacted]

with a copy to:

Cassels Brock & Blackwell LLP

HSBC Building, Suite 2200

885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention: David Redford and Omar Soliman

Email: dredford@cassels.com and osoliman@cassels.com

8. Integra hereby assumes the due and punctual performance and observance of all of the covenants and obligations of Millennial under the Warrant Indenture, as amended hereby, and Integra and the Warrant Agent hereby release Millennial from its obligations under the Warrant Indenture (other than obligations relating to the period prior to the date hereof, including, for greater certainty, such obligations under section 9.7 of the Warrant Indenture) and Millennial shall no longer be bound by any of the covenants, terms or conditions of the Warrant Indenture (other than obligations relating to the period prior to the date hereof, including, for greater certainty, such obligations under section 9.7 of the Warrant Indenture).

9. Schedule "A" to the Warrant Indenture is hereby replaced by the Schedule "A" to this Supplemental Indenture.

10. The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and Integra hereby confirms the Warrant Indenture in all other respects.

11. This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of British Columbia and shall be binding upon the parties hereto and their respective successors and assigns.

12. This Supplement Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Indenture.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.

INTEGRA RESOURCES CORP.

Per: (signed) "George Salamis"

 Authorized Signing Officer

MILLENNIAL PRECIOUS METALS CORP.

Per: (signed) "Jason Kosec"

 Authorized Signing Officer

TSX TRUST COMPANY

Per: (signed) "Sumit Khanna"

 Authorized Signing Officer

Per: (signed) "Donald Crawford"

 Authorized Signing Officer

SCHEDULE "A"

FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (TORONTO TIME) ON JUNE 16, 2024 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[For Warrants issued to U.S. Warrantholders, include the following legends:]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MILLENNIAL PRECIOUS METALS CORP. (THE "CORPORATION") THAT THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS AND ANY APPLICABLE STATE SECURITIES LAWS. PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER OF THE SECURITIES HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION.

THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

WARRANT

To acquire Common Shares of

INTEGRA RESOURCES CORP.

(a company incorporated pursuant to the laws of the Province of British Columbia)

Warrant	_____________________
Certificate No. ⬤	Warrants, each entitling the holder to acquire one Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))
CUSIP 60041N112
ISIN CA60041N1125

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of Millennial Precious Metals Corp. ("Millennial") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, as supplemented by a supplemental warrant indenture dated May 4, 2023 (the "Supplemental Indenture"), to purchase at any time before 5:00 p.m. (Toronto time) on June 16, 2024 0.23 of a fully paid and non-assessable common share without par value in the capital of Integra Resources Corp. ("Integra") as constituted on the date hereof (a "Common Share") for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the city of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of Integra in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal offices as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, upon exercise of one (1) Warrant at an exercise price of $0.55 (the "Exercise Price") in accordance with the terms of the Warrant Indenture, the holder of Warrants shall be entitled to receive 0.23 of a Common Share.

These Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of a U.S. person or a person in the United States unless the Warrants and the Common Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Certificates representing Common Shares issued in the United States or to U.S. Persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not then exercised. In no event shall any Warrantholder be entitled to a fractional Common Share upon exercise of any Warrants. Notwithstanding any other provision of the Warrant Indenture, any fractional Common Shares that Integra may otherwise be required to issue to a Warrantholder upon exercise of the Warrants, shall be rounded down to the nearest whole number.

This Warrant Certificate evidences Warrants of Millennial issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto, including the Supplemental Indenture, is herein referred to as the "Warrant Indenture") dated as of June 16, 2022 between Millennial and TSX Trust Company, as warrant agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, Millennial, Integra and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. Integra will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal offices of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates reflecting in the aggregate the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders holding a specific majority of all then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as Millennial and Integra, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

IN WITNESS WHEREOF Millennial has caused this Warrant Certificate to be duly executed as of the _____ day of ________________, _________.

MILLENNIAL PRECIOUS METALS CORP.

By:
Authorized Signatory

Countersigned and Registered by:
TSX TRUST COMPANY, as Warrant Agent Toronto, Ontario, Canada
By:
Authorized Signatory

Date:

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ____________________________________________________________________________________________________________________________________________________________(print name and address) the Warrants of Millennial Precious Metals Corp. ("Millennial") represented by this Warrant Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933 as amended (the "U.S. Securities Act")) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this ____ day of_________________, 20__.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) ) )
	) ) )	Signature of Transferor
Guarantor's Signature/Stamp	)	Name of Transferor
) )

Warrants shall only be transferable in accordance with the Warrant Indenture and all applicable laws. Without limiting the foregoing, if the Warrant Certificate or DRS advice or statement bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the U.S. Securities Act, this Form of Transfer must be accompanied by a Form of Declaration for Removal of Legend in the form attached as Schedule "B" to the Warrant Indenture (or such other form as Millennial and Integra may prescribe from time to time), or a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to Millennial and Integra to the effect that the transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

If the proposed transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, the transferor hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws, in which case the transferor has furnished to Millennial, Integra and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to Millennial and Integra to such effect.

☐ If transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, check this box.

In the event of the transfer of the Warrants represented by this Warrant Certificate or DRS advice or statement to a Warrantholder that is in the United States or to, or for the account or benefit of a U.S. Person or a person in the United States, the Transferor acknowledges and agrees that the Warrant Certificate(s) or DRS advice or statement representing such Warrants issued in the name of the transferee will be endorsed with the legend required by Section 2.8(1) of the Indenture.

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate or DRS advice or statement.

• Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guarantee" Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

• Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

WARRANT EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO: MILLENNIAL PRECIOUS METALS CORP. ("Millennial")

AND TO: INTEGRA RESOURCES CORP. ("Integra")

AND TO: TSX TRUST COMPANY (the "Warrant Agent")
301-100 Adelaide Street West
Toronto, Ontario M5H 4H1

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises _____________ (A) Warrants to acquire _____________ ((A) multiplied by 0.23, subject to adjustment) common shares of Integra.

Exercise Price Payable:
((A) multiplied by $0.55, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate or DRS advice or statement and in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐ The undersigned holder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. person and is not exercising the Warrants on behalf of a U.S. person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares occurred in an "offshore transaction" (as defined under Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")).

B. ☐ The undersigned holder is the Original QIB Purchaser and (a) who purchased the Warrants pursuant to Millennial's Unit offering, and who executed and delivered a Qualified Institutional Buyer Letter in the form annexed to the U.S. Private Placement Memorandum made available to the holder in connection with its purchase of Units, (b) is exercising the Warrants for its own account or for the account of a disclosed principal, (c) is, and such disclosed principal, if any, is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act and an "accredited investor" within the meaning of Rule 501(a) of Regulation D at the time of exercise of the Warrants, (d) confirms the representations and warranties of the holder in the Qualified Institutional Buyer Letter remain true and correct as of the date of exercise of the Warrants; and (e) re-affirms the "restricted security agreements" set forth in the Qualified Institutional Buyer Letter.

C. ☐ The undersigned holder has delivered to the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to Integra to the effect that the exercise of the Warrants and the issuance of the Common Shares does not require registration under the U.S. Securities Act or any applicable state securities laws.

The undersigned holder understands that unless Box A above is checked, the certificate representing the common shares will be issued in definitive physical certificated form, unless issued to an Original QIB Purchaser where the common shares may be issued as a DRS advice or statement, and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (in the form set out in the Warrant Indenture and the subscription documents). "U.S. person" and "United States" are as defined under Regulation S under the U.S. Securities Act. "U.S. Purchaser" is (a) any U.S. person that purchased Units, (b) any person that purchased Units on behalf of any U.S. person or any person in the United States, (c) any purchaser of Units that received an offer of the Units while in the United States, (d) any person that was in the United States at the time the purchaser's buy order was made or the subscription agreement for Units was executed or delivered. "Units" means the units of Millennial that were issued in a private placement financing which closed on June 16, 2022, with each unit consisting of one common share and one Warrant.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation. The undersigned hereby further acknowledges that Integra will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify Integra promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates or DRS advice or statement representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all exigible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to MILLENNIAL PRECIOUS METALS CORP. and INTEGRA RESOURCES CORP. c/o TSX TRUST COMPANY (original copy).

DATED this ____day of _____, 20__.

) )
Witness	) ) ) ) ) )

(Signature of Warrantholder, to be the same as it appears on the face of this Warrant Certificate. If an entity, the signatory represents that he or she has authority to bind such entity and duly execute this form.)

Name of Warrantholder

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.